Exhibit 99.1

10 November 2008

Requisition of a General Meeting of Progen Pharmaceuticals Limited (ASX: PGL; Nasdaq: PGLA)

The Company confirms that it has received a requisition for a general meeting of the shareholders of the Company under section 249D of the Corporations Act. A copy of this requisition notice and the proposed resolutions is attached.

The Company advises that it is unable to identify one of those persons on its share register; those that can be identified on the Company’s share register hold, in total, 4.87% of the votes that may be cast at a general meeting. Under the Corporations Law and the Company’s Constitution shareholders who hold at least 5.0% of the votes that may be cast at a general meeting are able to requisition a general meeting.

The Company is in the process of formerly advising those shareholders of this deficiency.

Until such time as the deficiency has been rectified the Company will not call and arrange a general meeting of shareholders.

Linton Burns

Company Secretary
On behalf of the Board

Progen Pharmaceuticals Limited	16 Benson Street Toowong	PO Box 2403 Toowong	www.progen-pharma.com	T +61 7 3842 3333
ABN 82 010 975 612	Queensland 4066 Australia	Queensland 4066 Australia	info@progen-pharma.com	F +61 7 3720 9624

Requisition of a General Meeting of Progen Pharmaceuticals Ltd
Pursuant to section 249D of the Corporations Act

To:	Progen Pharmaceuticals Limited
ACN 010 975 612
16 Benson Street
TOOWONG QLD 4066

Shu-Hui Hu, Fu-Ying Wang, Fu Mei Wang, and The Lambert Super Fund, being members of Progen Pharmaceuticals Limited ACN 010 975 612 (Company) with at least 5% of the votes that may be cast at a general meeting of the Company, hereby request pursuant to section 249D of the Corporations Act that the directors of the Company call and arrange to hold a general meeting at which the following resolutions are to be proposed:

1.	That Dr Malvin Eutick be removed as a director of the Company.

2.	That Mr Robert Williamson be removed as a director of the Company.

3.	That Mr Stephen Jun Chi Chang be removed as a director of the Company.

4.	That Mr Patrick Owen Burns be removed as a director of the Company.

5.	That Mr Justus Homburg be removed as a director of the Company.

6.	That Mr Robert William Moses be appointed as a director of the Company.

7.	That Dr Stanley Chang be appointed as a director of the Company.

8.	That Ms Alison Coutts be appointed as a director of the Company.

9.	That Dr. Woei-jia Jiang be appointed as a director of the Company

Executed by:

Shareholder 1. Shu-Hui Hu

/s/ Shu Hui Hu 2008-10-31
Signature of Shu-Hui Hu

Signed by:

Shu-Hui Hu
[print exact name of shareholder per share register]

In the presence of:

/s/ Cecilia Liu 2008-10-31	/s/ Shu Hui Hu 2008-10-31
[signature of witness]	[signature of shareholder]

Cecilia Liu
[print name of witness]

Shareholder 2. Fu-Ying Wang

/s/ Fu Ying Wang
Signature of Fu-Ying Wang

Signed by:

Fu-Ying Wang
[print exact name of shareholder per share register]

in the presence of

/s/ Yung-Chi Lu	/s/ Fu-Ying Wang
[signature of witness]	[signature of shareholder]

Yung-Chi Lu
[print name of witness]

Shareholder 3. Fu Mei Wang

/s/ Fu Mei Wang
Signature of Fu Mei Wang

Signed by:

Fu Mei Wang
[print exact name of shareholder per share register]

in the presence of

/s/ Yung-Chi Lu	/s/ Fu Mei Wang
[signature of witness]	[signature of shareholder]

Yung-Chi Lu
[print name of witness]

Shareholder 4. The Lambert Super Fund

Signed by:

The Lambert Super Fund
[print exact name of shareholder per share register]

/s/ Yang Ma Shu Hwa
[signature of Company Director/Company Secretary]

Ma Shu-Hwa Yang
Name: [print name of Company Directory/Company Secretary]

/s/ Yang Hsien Jung
[signature of Company Director]

Hsien-jung Yang
Name: [print name of Company Directory]

In the presence of:

/s/ Yung-Chi-Lu
[signature of witness]

Yung-Chi-Lu
[print name of witness]